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Securities and Exchange

AUG 27 2018

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-51343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leader Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 W. Mill Plain Blvd. Suite 204
(No. and Street)

Vancouver (City) WA (State) 98660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Lekas (503) 294-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

GA

OATH OR AFFIRMATION

I, John E. Lekas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leader Capital Corporation, as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IN POK MCCARTHY
Notary Public
State of Washington
Commission # 133061
My Comm. Expires May 24, 2022

Signature 8/22/18

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director of
Leader Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Leader Capital Corporation, (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Leader Capital Corporation as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Leader Capital Corporation's auditor since 2008.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 28, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2018

ASSETS

Cash and cash equivalents	$ 121,766
Investment advisory fees receivable	90,158
Securities owned, at fair value	844,290
Office furniture, equipment, computers and automobiles (net of accumulated depreciation of $410,781)	36,126
Prepaid expenses	3,316
Other assets	3,455
TOTAL ASSETS	$ 1,099,111

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 36,994
Total Liabilities	$ 36,994
SHAREHOLDER'S EQUITY	
Common stock, no par value; authorized 1,000 shares; issued and outstanding 100 shares	$ 1,000
Additional paid-in capital	286,233
Retained earnings	774,884
Total Shareholder's Equity	$ 1,062,117
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,099,111

The accompanying notes are an integral part of this financial statement.

LEADER CAPITAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2018

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Leader Capital Corporation (the "Company") was incorporated in the state of Oregon on June 27, 2001 and reorganized in the State of Washington on May 31, 2009. The Company is a wholly-owned subsidiary of Leader Holding Company, Inc. ("Leader Holding"). The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is providing investment advice.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Investment Advisory Fees - The Company recognizes revenue from investment advisory services at the time that all related services required by the Company to complete the transaction have been provided.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations of credit risk - The Company's cash is on deposit at two financial institutions and the balances at times may exceed the federally insured limit. The Company has not experienced any loss in such accounts.

Office Furniture, Equipment, Computers and Automobiles - Depreciation is provided using the straight-line method over three, five and ten year periods.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES– *(Continued)*

Securities Owned – The Company invests in various securities such as exchange traded funds or mutual funds. At June 30, 2018, these securities were classified as "available-for-sale" and reported at fair value, with the unrealized gains and losses included in other income on the Statement of Operations.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

		Fair Value Measurements at Reporting Date Using		
Description	**Fair Values as of June 30, 2018**	**Level 1**	**Level 2**	**Level 3**
Mutual fund	$ 844,290	$ 844,290	$ 0	$ 0

The mutual fund is a publicly-traded investment consisting of a bond portfolio. The Company is the investment advisor to this mutual fund (See Note 8).

No valuation techniques have been applied to all others assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 – FIXED ASSETS

Fixed assets consist of the following at June 30, 2018:

Computers	$ 108,931
Furniture	83,625
Equipment	16,800
Auto	237,551
Total	446,907
Less: accumulated depreciation	410,781
Net	$ 36,126

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2018, the Company's net capital and required net capital were $938,948 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 4%.

NOTE 5 - CONCENTRATION OF REVENUE

During the year ended June 30, 2018, the Company earned 100% of its total investment advisory fee revenue from an affiliated entity (See Note 8).

NOTE 6 - NONMONETARY TRANSACTIONS

During the year ended June 30, 2018, the Company has been provided quotation services, research and other services valued at $141,092 and $123,475, respectively, from two other broker/dealers at no cost to the Company. These services have been provided to the Company in consideration of securities transactions forwarded by the Company to the other broker/dealers.

NOTE 7 - INCOME TAXES

The Company and Leader Holding have elected S Corporation status for income tax purposes and, effective June 30, 2009, the Company has been accepted to file as a Qualified Subchapter S Subsidiary through Leader Holding. Therefore, the income taxes are the responsibility of the individual shareholder of Leader Holding.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2015.

NOTE 8 - RELATED PARTY TRANSACTIONS

Leader Holding is the sponsor of the Leader Holding Company defined benefit pension plan (Plan) and follows a calendar year for accounting purposes. The Company funds the contribution on Leader Holding's behalf and incurs the related expense. The expense associated with this Plan was $140,000 for the year ended June 30, 2018.

Through common management the Company is affiliated with Leader Short Duration Bond Fund (Short Duration Fund), Leader Total Return Fund (Total Return Fund) and Leader Floating Rate Fund (Floating Fund). The Company is the investment advisor for the Short Duration Fund, the Total Return Fund and the Floating Fund (together referred to as the Funds) and has executed written investment advisory agreements with the Funds.

Pursuant to terms of the agreement with the Short Duration Fund, the Total Return Fund and the Floating Fund, the Company earned investment advisory fees totaling $1,381,864 during the year ended June 30, 2018 and, of that amount, $90,158 was receivable at June 30, 2018.

NOTE 9 - RETIREMENT PLAN

The Company sponsors a 401(k) profit-sharing and deferred compensation plan with a calendar year end. Under the terms of the plan, employees must be at least 21 years of age and have completed six consecutive months of service to become eligible for the plan. The Company is permitted to make additional discretionary contributions. The expense associated with this plan was $21,583 for the year ended June 30, 2018.

NOTE 10 - OTHER INCOME

Included in other income on the Statement of Operations is $451,557 representing a refund of consulting and travel services never performed by the vendors. These services were paid by the Company in prior years.

NOTE 11 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.